                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934




                               BIKERS DREAM, INC.
                         -------------------------------
                                (Name of Issuer)



                           COMMON STOCK, NO PAR VALUE
                         -------------------------------
                         (Title of Class of Securities)



                                   090008202
                         -------------------------------
                                 (CUSIP Number)


                                  Donald Duffy
                         Meyer, Duffy & Associates, Inc.
                           237 Park Avenue, 9th Floor
                            New York, New York 10017
                                 (212) 808-3490
                       -----------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                 JUNE 30, 1999
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

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CUSIP NO.        090008202
         -----------------------

1)       Names of Reporting Person.                  Donald Duffy
         Identification No. of
         Above Person (entities only)
------------------------------------------------------------------------------
2)       Check the Appropriate Box          (a)
         if a Member of a Group                -------------------------------
         (See Instructions)                 (b)
                                               -------------------------------
------------------------------------------------------------------------------
3)       SEC Use Only
------------------------------------------------------------------------------
4)       Source of Funds (See
         Instructions)                               PF, WC
------------------------------------------------------------------------------
5)       Check if Disclosure of Legal
         Proceedings is Required Pur-
         suant to Items 2(d) or 2(e)
------------------------------------------------------------------------------
6)       Citizenship or Place of                     United States
         Organization
------------------------------------------------------------------------------
Number of          (7)      Sole Voting Power        1,403,643 shares(1)
                   -----------------------------------------------------------
Shares Bene-       (8)      Shared Voting
ficially                    Power                    0 shares
                   -----------------------------------------------------------
Owned by           (9)      Sole Dispositive
Each Report-                Power                    1,403,643 shares(1)
ing Person         -----------------------------------------------------------
                   (10)     Shared Dispositive
   With                     Power                    0 shares
------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person              1,403,643 shares(1)
------------------------------------------------------------------------------
12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)
------------------------------------------------------------------------------
13)      Percent of Class Represented
         by Amount in Row (11)                       25.04%(2)
------------------------------------------------------------------------------
14)      Type of Reporting Person (See
         Instructions)                               IN
------------------------------------------------------------------------------
-------------------
(1) Includes (i) 11,193 shares of Common Stock owned by Mr. Duffy individually, (ii) 55,000 shares of Common Stock which Mr. Duffy has the right to acquire upon the exercise of currently exercisable stock options, (iii) 944,450 shares of Common Stock which are held by various investment partnerships of which Mr. Duffy is a member of the limited liability company which serves as the general partner, including MD Strategic L.P., and a corporation of which Mr. Duffy is an executive officer (collectively, the "Investment Entities"), and (iv) 393,000 shares of Common Stock which the Investment Entities have the right to acquire upon the exercise of currently exercisable stock options and/or warrants, as to all of which Mr. Duffy disclaims beneficial ownership as to any Common Stock beneficially owned by the Investment Entities.

(2) Based on 5,157,590 shares of Common Stock outstanding as of April 1, 1999, as reported in the Issuer's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998.

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CUSIP NO.        090008202
         ------------------------
1)       Names of Reporting Person.                  MD Strategic L.P.
         Identification No. of
         Above Person (entities only)
------------------------------------------------------------------------------
2)       Check the Appropriate Box          (a)
         if a Member of a Group             (b)
         (See Instructions)
------------------------------------------------------------------------------
3)       SEC Use Only
------------------------------------------------------------------------------
4)       Source of Funds (See
         Instructions)                               WC
------------------------------------------------------------------------------
5)       Check if Disclosure of Legal
         Proceedings is Required Pur-
         suant to Items 2(d) or 2(e)
------------------------------------------------------------------------------
6)       Citizenship or Place of
         Organization
------------------------------------------------------------------------------
Number of                  (7)      Sole Voting Power        933,448 shares(1)
                           ---------------------------------------------------
Shares Bene-               (8)      Shared Voting
 ficially                           Power                     0 shares
                           ---------------------------------------------------
Owned by                   (9)      Sole Dispositive
each report-                        Power                     933,448 shares(1)
 ing Person                ----------------------------------------------------
                           (10)     Shared Dispositive
   With                             Power                     0 shares
                           ---------------------------------------------------
11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                       933,448 shares(1)
------------------------------------------------------------------------------
12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)
------------------------------------------------------------------------------
13)      Percent of Class Represented
         by Amount in Row (11)                                17.38%(2)
------------------------------------------------------------------------------
14)      Type of Reporting Person (See
         Instructions)                                        PN
------------------------------------------------------------------------------
-------------------
(1) Includes (i) 720,448 shares of Common Stock owned by MD Strategic L.P., and (ii) 213,000 shares of Common Stock which MD Strategic L.P. has the right to acquire upon the exercise of currently exercisable warrants. Mr. Donald Duffy is a member of the general partner of MD Strategic L.P.

(2) Based on 5,157,590 shares of Common Stock outstanding as of April 1, 1999, as reported in the Issuer's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998.

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 Item 1. SECURITY AND ISSUER.

                  This statement relates to the Common Stock, no par value (hereafter "Common Stock"), of Bikers Dream, Inc., which has its principal executive offices at 11631 Sterling Avenue, Riverside, California 92503 (hereafter referred to as the "Issuer"). Due to inadvertence, no statement was filed previously by the Filing Persons named herein, and this statement is being filed at this time to correct that oversight. The information contained in this statement was previously disclosed to the Issuer and has been reflected in various public filings made by the Issuer.

 Item 2. IDENTITY AND BACKGROUND

                  The following is information with respect to the identity and background of the persons filing this statement:

                  (a) The names of the reporting persons are (i) Donald Duffy, an individual ("Duffy"), and (ii) MD Strategic L.P., a limited partnership organized under the laws of State of Delaware (the "Partnership"). Duffy and the Partnership are collectively referred to as the "Filing Persons".

                  (b) Duffy's business address is, and the Partnership's principal business and office are located at, 237 Park Avenue, New York, New York 10017.

                  (c) Duffy's principal occupation is acting as an executive officer of Meyer, Duffy & Associates, Inc., a Delaware corporation whose principal office is located at 237 Park Avenue, New York, New York 10017, and a Member of Meyer Duffy Asset Management, LLC ("Management"), a Delaware limited liability company whose principal office is located at 270 North Wilton Road, New Canaan, Connecticut 06840. In those capacities, he oversees certain investments, including those in the Issuer, of the Partnership and other limited partnerships of which Management is the general partner. The Partnership was formed in 1994 and its principal business is investing in and holding the securities of various entities.

                  (d) Neither Duffy nor the Partnership has been convicted in a criminal proceeding (excluding minor violations and similar misdemeanors) in the past five years; nor has either been a party to a civil proceeding with respect to activities subject to federal and state securities laws in the past five years.

                  (e) Duffy is a citizen of the United States. The Partnership is organized under the laws of the State of Delaware.

 Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The 11,193 shares of Common Stock held by Duffy were distributed to him by Meyer, Duffy & Associates, Inc. in December 1996. The Issuer issued such shares of Common Stock to Meyer, Duffy & Associates, Inc. as payment for consulting fees for services that were performed by Meyer, Duffy & Associates, Inc. Options to purchase additional shares of Common Stock were granted to Duffy by the Issuer in connection with his service as a director of the Issuer as follows: (i) options to purchase 10,000 shares at an exercise price of $4.00 per share were granted on December 19, 1995, (ii) options to purchase 40,000 shares at an exercise price of $4.00 per share on September 8, 1996, and (iii) options to purchase 5,000 shares at an exercise price of $3.75 per share on July 31, 1998. Each of the options is currently exercisable.

                  The 720,448 shares of Common Stock currently held by the Partnership were purchased directly from the Issuer, in some instances upon conversion of shares of preferred stock or the exercise of warrants, from March 22, 1995 to April 14, 1998 for an aggregate of $2,928,241.00, all of which was paid out of the Partnership's working capital. The Issuer granted the Partnership warrants to

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acquire an additional 213,000 shares of Common Stock in the aggregate during the period May 1, 1997 to March 30, 1998, all of which have an exercise price of $5.00 per share.


Item 4.           PURPOSE OF TRANSACTION.

                  The shares of Common Stock owned by each of Duffy and the Partnership were acquired for investment purposes.


Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date hereof:

                      (i) Duffy owns or may be deemed to own beneficially an
                  aggregate of 1,403,643 shares of the Common Stock, constituting 25.04% (1) of the shares outstanding, of which
                  (A) 11,193 shares are owned by him outright, (B) 55,000 shares are issuable pursuant to currently exercisable options issued to Duffy, (C) 944,450 shares of Common Stock are held by various investment partnerships of which Management serves as the general partner, including the Partnership, or a corporation of which Mr. Duffy is an executive officer (collectively, the "Investment Entities"), and as to which he has the sole voting and investment power, and (D) 393,000 are shares of Common Stock which are issuable to certain of the Investment Entities pursuant to currently exercisable stock options and/or warrants; Mr. Duffy disclaims beneficial ownership of the shares of Common Stock referred to in (C) and (D) above; and

                      (ii) the Partnership owns beneficially 933,448 shares of
                  Common Stock, constituting 17.38%(1) of the shares outstanding of which (A) 720,448 shares are owned by the Partnership and
                  (B) 213,000 shares are issuable pursuant to currently exercisable warrants issued to the Partnership.

                  (b) Each of Duffy and the Partnership has the power to vote and to dispose of the shares of the Common Stock owned directly by it and Duffy has the sole power to vote and to dispose of the shares of Common Stock owned by the Partnership and the other Investment Entities.

                  (c) There were no transactions in the shares of the Common Stock of the Issuer effected by either of Duffy or the Partnership during the past sixty days.

                  (d) No person other than each of Duffy or the Partnership, as appropriate, is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of such shares of Common Stock owned by each of Duffy and the Partnership, as appropriate.

                  (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as described in this Schedule 13D, as amended, and except that Duffy is a director of the Issuer, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between either Duffy or the Partnership and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint

------------------
(1) Based on 5,157,590 shares of Common Stock outstanding as of April 1, 1999, as reported in the Issuer's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998.

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ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loans, or the giving or withholding of proxies.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  A copy of the agreement among each of the Filing Persons on whose behalf this Statement is filed is annexed as Exhibit A hereto, which is incorporated herein by reference.


                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                         /s/ DONALD DUFFY
                                         ---------------------------------------
                                         Donald Duffy


                                         MD STRATEGIC L.P.
                                         By: Meyer, Duffy Asset Management, LLC,
                                                General Partner


                                         By:   /s/ DONALD DUFFY
                                            ------------------------------------
                                            Donald Duffy, Member


Dated: June 30, 1999

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                                    EXHIBIT A


                  AGREEMENT, dated as of June 30, 1999, between MD Strategic L.P., a Delaware limited partnership ("Strategic"), and Donald Duffy ("Duffy")

                              W I T N E S S E T H:

                  WHEREAS, Strategic and Duffy may be deemed to have acquired, in the aggregate, beneficial ownership of more than five percent of the Common Stock of Bikers Dream, Inc. (the "Common Stock"); and

                  WHEREAS, pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Act"), a Statement on Schedule 13D must be filed by a person who acquires more than five percent of a class of registered equity securities; and

                  WHEREAS, in accordance with Rule 13d-1(f) under the Act, only one such Statement need be filed whenever two or more persons are required to file such a Statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement is filed on behalf of each of them.

                  NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

                  Strategic and Duffy do hereby agree, in accordance with Rule 13d-1(f) under the Act, to file one Statement on Schedule 13D relating to their ownership of Common Stock, and do hereby further agree that said Statement shall be filed on behalf of each of them.

                  IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                 /S/ DONALD DUFFY
                                 -----------------------------------------------
                                 Donald Duffy


                                 MD STRATEGIC L.P.
                                 By: Meyer, Duffy Asset Management, LLC, General
                                       Partner


                                 By: /S/ DONALD DUFFY
                                    --------------------------------------------
                                    Donald Duffy, Member

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